

June 28, 2023

Alan Gordon
President, Chief Executive Officer, and Director
Atlantica, Inc.
c/o Richland , Gordon & Company
11450 SE Dixie Highway
Hobe Sound , Florida 33455

   Re: Atlantica, Inc.
   Form 10-K for the year ended December 31, 2022
   File No. 000-24379

Dear Alan Gordon:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2022

Independent Auditor's Report, page 16

1.   We note that the report from Haynie & Company references auditing standards generally accepted in the United States of America and does not conform to the format required by AS 3101. Please amend your filing to include financial statements that are audited in accordance with the standards of the Public Company Accounting Oversight Board and a report from your independent auditors that fully complies with the guidance in AS 3101.06 through .10 and Article 2 of Regulation S-X.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Real Estate & Construction